Exhibit 99.2
Deutsche Bank Deutsche Bank Dr. Josef Ackermann Chairman of the Management Board and the Group Executive Committee Analyst Call, 3 February 2011

Taking key actions in 2010

CIB	— Fully integrated investment bank under single management team — Maintained risk discipline — Increased market presence in the Netherlands via ABN AMRO acquisition
PCAM	— Accelerated Postbank takeover — Acquired Sal. Oppenheim and accelerated alignment — Completed restructuring of Asset Management
Asia	— Continued to build out platform in Asia — Decided to increase stake in HuaXia
Capital / Perfor-mance	— Successfully raised equity and Tier 1 capital ratios — Complexity Reduction Program on track

Foundation for 2011 target achievement in place

Deutsche Bank
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Dr. Josef Ackermann, CEO
financial transparency.
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Deutsche Bank influenced by investments

2010, income before income taxes, in EUR bn

Group

Additional impacts in 2010:

- EUR (0.5) bn specific items[1]
- EUR (0.7) bn specific investments[2]



4.0
2.3
0.2
6.5
Reported
Postbank-related charge in 3Q2010
Other impacts from acquisitions made in 2010[3]
Adjusted for acquisitions

Segments



Not part of target
4.0
2.6
0.4
7.0
0.2
7.2
10.0
Group reported
CI[4]
C & A[4]
Reported business divisions (CIB + PCAM)
Other impacts from acquisitions made in 2010[5]
Business divisions adjusted for acquisition impact
2011 Target

(1) Please refer to specific items page in CFO presentation
(2) Include severance, IT investments and other
(3) Includes EUR (0.4) bn for Sal. Oppenheim / BHF (mainly related to alignment / de-risking measures), net positive contribution from ABN AMRO Netherlands of EUR 0.2 bn (mainly negative goodwill) and small mark-to-market loss from put / call structure pre-consolidation of Postbank
(4) CI = Corporate Investments (includes Postbank prior to its consolidation); C & A = Consolidation & Adjustments
(5) Includes EUR (0.4) bn for Sal. Oppenheim / BHF (mainly related to alignment / de-risking measures) and net positive contribution from ABN AMRO Netherlands of EUR 0.2 bn (mainly negative goodwill)

Deutsche Bank
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Dr. Josef Ackermann, CEO
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4Q2010 non-interest expenses de-composed
In EUR bn



Policyholder benefits and claims
General and admini-strative expenses
Compen-sation and benefits
6.3
0.2
3.1
3.1
6.3
1.2
5.1
Non- interest expenses
0.3
Consolidation of Postbank (1 month)
0.3
Consolidation of Sal. Oppenheim / BHF
0.1
Consolidation of parts of ABN AMRO
0.1
Other structural operating costs
0.3
Specific efficiency measures / severance – mainly Complexity Reduction Program, CIB integration and acquisition integration
0.1
Specific IT / occupancy optimization measures
0.05
Other
'new' Deutsche Bank
specific investments
'old' Deutsche Bank

Note: Figures may not add up due to rounding differences

Deutsche Bank
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4Q2010 results
Dr. Josef Ackermann, CEO
financial transparency.
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Update on 2011 pre-tax profit potential Income before income taxes, in EUR bn Phase 4 potential 2011 FY2009 FY2010 Dec 09 Corporate Banking 3.5 5.1 6.3 & Securities CIB Global Transaction 0.8 0.9 1.3 Banking Asset and Wealth 0.2 0.1 1.0 PCAM Management Private & Business 0.5 0.9 1.5 Clients Total business divisions(1) 5.0 7.0 10.0 Update Comment Feb 11 Benefits from CIB integration 6.4 Adjustment to reflect lower level of 1.0 interest rates than expected FY2010 excluding Sal. Oppenheim / 1.0 BHF acquisition: EUR 0.5 bn Includes HuaXia and Postbank 1.6 contributions 10.0 (1) Before Corporate Investments and Consolidation & Adjustments Note: Figures may not add up due to rounding differences Deutsche Bank 4Q2010 results financial transparency. Investor Relations Dr. Josef Ackermann, CEO

Assumptions for target 2011

	December 2009	Update February 2011
Environ-mental	— No further major market dislocations	— Unchanged
	— Normalization of asset valuations	— Unchanged
	— Global revenue fee pool: CAGR of 9% to a level slightly below 9M2007 annualized	— Slower growth in fee pools
	— Margins remain higher than pre-crisis	— Unchanged
	— Interest rates normalization from 2nd half 2010	— Interest rates remain at current low levels
	— Global GDP growth ≥ 2% p.a. over the period	— Continued macroeconomic recovery: Global GDP growth of 4.0 % in 2011
Deutsche Bank	— No significant further write-downs	— Unchanged
	— Market share gains	— Unchanged
	— EUR 1 bn efficiency gains out of infrastructure	— EUR 0.6 bn net savings from complexity reduction
		— EUR 0.5 bn net benefit from CIB integration
		— Postbank contribution

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How to achieve our 2011 target: CB&S Income before income taxes In EUR bn 6.3 0.1 6.4 5.1 2010 Original 2011 target Net change 2011 target 2010 impacts EUR 0.4 bn Ocala charges EUR 0.3 bn of severance(1), partially related to CIB integration 2011 drivers and actions Positive market environment Stronger global GDP growth + Reap revenue and cost benefits from CIB integration (EUR 0.5 bn in 2011, net of cost-to-achieve) Slower growth in fee pools and — tighter bid-offer spreads than originally expected (1) Includes direct severance booked in business and allocations of severance booked in infrastructure Deutsche Bank 4Q2010 results financial transparency. Investor Relations Dr. Josef Ackermann, CEO

How to achieve our 2011 target: GTB

Income before income taxes

In EUR bn



0.9
0.2(1)
1.3
(0.3)
1.0
2010
2011 original target
Net change
2011 target

(1) ABN AMRO acquisition impact

2010 impacts

- ABN AMRO acquisition impact of EUR 0.2 bn, driven by gain from negative goodwill
- EUR 0.1 bn efficiency measures (complexity reduction, CIB integration)

2011 drivers and actions

\+
- Continue integration of ABN AMRO acquisition, creating second home market for corporate clients
- Leverage existing capacities in Asia to reinforce growth
- Capitalise on synergies resulting from CIB integration

\-
- Target update reflects the lower than expected short-term interest rate level

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How to achieve our 2011 target in AWM: Asset Management

Income before income taxes

In EUR bn



0.3
0.5
0.1
0.6
2010
2011 original target
Net change
2011 target

2010 impacts

- EUR 33 m severance

2011 drivers and actions

- Realize full-year benefit from improved platform efficiency
- Capitalize on growth in Equity and Real Estate valuations and increased investor risk appetite
- Benefit from product innovation in DWS (e.g. UCITS, Riester/Structured Products)
- Pursue opportunities in Private Equity, Real Estate, Infrastructure, Commodities and Climate Change areas

Deutsche Bank
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How to achieve our 2011 target in AWM: Private Wealth Management Income before income taxes In EUR m In EUR bn 0.4 BHF 368 200 impair- 62 ment Sal. Oppen-heim / 306 BHF (168) 2010 reported Sal. Oppenheim / BHF losses 2010 adjusted 2011 target 2010 impacts Sal. Oppenheim clean-up / alignment Preparation of BHF disposal 2011 drivers and actions Achieve break-even in Sal. Oppenheim Continue to improve efficiency Higher asset base Reach more normal asset allocation Expand further lending business Enhance UHNWI proposition Maintain successful growth in Asia Deutsche Bank Investor Relations 4Q2010 results Dr. Josef Ackermann, CEO financial transparency.

How to achieve our 2011 target: PBC

Income before income taxes

In EUR bn


0.9(1)
1.5
0.1
1.6
2010
2011 original target
Net change
2011 target

2010 impacts

- Small net positive Postbank contribution
- Berliner Bank integration / IT investment
- Efficiency measures (severance)

2011 drivers and actions

- Launch Postbank integration
- Small contribution from Postbank, net of integration cost
- Grow low-risk mortgage business
- Reap benefits from efficiency program
- Higher HuaXia contribution

(1) Includes EUR 30 m net impact related to Postbank in 4Q2010

Deutsche Bank
Investor Relations
4Q2010 results
Dr. Josef Ackermann, CEO
financial transparency.
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The new Deutsche Bank Well capitalised Core tier 1 ratio (1) 8.7% > 8% Basel 2.5 Basel 3 De-risking Retained earnings Dec 2010 Jan 2013 More efficient Cost / income ratio (2) 75% CRP(3) ~ 65% CIB integration Postbank integration 2010 2013 (1) As per rules applicable in Jan 2013 (2) Excluding 3Q2010 Postbank effect (3) CRP = Complexity Reduction Program (4) Source: Dealogic More balanced Income before income taxes Classic banking (PCAM / GTB) Investment bank (CB&S) 29% >40% <60% 71% ABN AMRO Netherlands 2009 2010 2013 Home market leader / Global IB Retail banking clients By number of German retail clients, High net worth clients By invested assets held in Germany, 3131 Dec ‘10, in EUR bn Global CorpFin revenues Global rank(4) # 1 private bank 24 14 PBC 10123 1 60 excl. BHF PWM 63# 5 # 8 2009 2010 Deutsche Bank Investor Relations 4Q2010 results Dr. Josef Ackermann, CEO financial transparency.